SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A7

                                 (Rule 13d-102)

                  INFORMATION STATEMENT PURSUANT TO RULE 13d-1

                   Under the Securities Exchange Act of 1934


                         AMERITRANS CAPITAL CORPORATION
                                (Name of Issuer)

                                February 25, 2003
             (Date of Event which Requires Filing of this Statement)


  (1) Common stock, $.0001 Par Value, (2) 9 3/8% Participating Preferred Stock,
            (3) Warrants Exercisable into one share of common stock
                         (Title of Class of Securities)


                    (1) 03073H108 (2) 03073H207 (3) 03073H116
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                             13G                     Page 2 of 5 Pages


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1. NAME OF REPORTING PERSON(S) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

     Gary C. Granoff

     ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [  ]
                                                                       (b)  [  ]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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                  5.   SOLE VOTING POWER

                       (i) 238,680 shares of Common Stock par value $.0001 per share (the "Common Stock"), and

                       (ii) 4,500 shares of 9 3/8% participating preferred stock

                      (iii) 1,800 warrants exercisable into one share of common
                            stock

   NUMBER OF      --------------------------------------------------------------
    SHARES        6.   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            (i)  104,745 shares of Common Stock
      EACH
    REPORTING          (ii) 1,500 shares of 9 3/8% participating preferred stock
     PERSON
      WITH            (iii) 1,500 warrants exercisable into one share of common
                            stock
                  --------------------------------------------------------------
                  7.   SOLE DISPOSITIVE POWER

                       (i)  238,680 shares of Common Stock

                       (ii) 4,500 shares of 9 3/8% participating preferred stock

                      (iii) 1,800 warrants exercisable into one share of common
                            stock
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       (i)  104,745 shares of Common Stock

                       (ii) 1,500 shares of 9 3/8% participating preferred stock

                      (iii) 1,500 warrants exercisable into one share of common
                            stock
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       (i)  343,425 shares of Common Stock

                       (ii) 6,000 shares of 9 3/8% participating preferred stock

                      (iii) 3,300 warrants exercisable into one share of common
                            stock
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [X]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        (i) 16.52% of the Common Stock

                       (ii) 2.0% of the preferred stock

                      (iii) 1.1% of the warrants
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G                     Page 3 of 5 Pages


Item 1.   (a)   Name of Issuer:

                Ameritrans Capital Corporation

          ----------------------------------------------------------------------

          (b)   Address of Issuer's Principal Executive Offices:

                747 Third Avenue, 4th Fl, NY NY 10017

          ----------------------------------------------------------------------

Item 2.   (a)   Name of Person Filing:

                Gary C. Granoff

          ----------------------------------------------------------------------

          (b)   Address of Principal Business Office, or if None, Residence:

                c/o Ameritrans Capital Corp., 747 Third Ave. 4th Fl. NY NY 10017

          ----------------------------------------------------------------------

          (c)   Citizenship

                U.S.A.

          ----------------------------------------------------------------------

          (d)   Title of Class of Securities:

          (i)   Common Stock, Par Value $.0001

          (ii)  9 3/8% Participating Preferred stock

          (iii) Warrants exercisable into one share of common stock
          ----------------------------------------------------------------------

          (e)   CUSIP Number:

          (i)   Common Stock 03073H108

          (ii)  Preferred: 03073H207

          (iii) Warrants: 03073H116
          ----------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is: N/A

          (a)  [ ]  Broker or Dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]  Insurance Company as defined in Section 7(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

          (e) [ ] Investment Company registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see Section 240.13d-1(b)(ii)(F), see
                    Item 7,

          (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G), see Item 7,

          (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

                                      13G                     Page 4 of 5 Pages


Item 4.   Ownership.

          If more than five percent of the class is owned, indicate:

          (a)  Amount beneficially owned: (i) 343,425 Shares of Common Stock

          (b)  Percent of class: (i) 16.52% of the Common Stock

          (c)  Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote of 238,680 shares of Common Stock and 4,500 shares of 9 3/8% participating preferred stock and 1,800 warrants exercisable into one share of common stock.

               (ii) Shared power to vote or to direct the vote of 104,745 shares of Common Stock and 1,500 shares of 9 3/8% participating preferred stock and 1,500 warrants exercisable into one share of common stock.

               (iii) Sole power to dispose or to direct the disposition of
                     238,680 shares of Common Stock and 4,500 shares of preferred stock and 1,800 warrants.

               (iv) Shared power to dispose or to direct the disposition of 104,745 shares of Common Stock and 1,500 shares of preferred stock and 1,500 warrants.

          (d) Shares which there is a right to acquire: 33,300, including the total of 3,300 warants.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the benefical owner of more than five percent of the class of securities, check the following |_|

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          N/A

Item 8.   Identification and Classification of Members of the Group.

          N/A

Item 9.   Notice of Dissolution of Group.

          N/A

Item 10.  Certification.

          By signing below -I/we- certify that, to the best of my/our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      13G                     Page 5 of 5 Pages


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, -I/we-certify that the information set forth in this statement is true, complete and correct.


Date: February 26, 2003


 /s/ Gary C. Granoff
-----------------------------------
                       (Signature)*

    Gary C. Granoff
-----------------------------------
                       (Name/Title)


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 16 U.S.C. 1001).

      * Excludes 29,933 shares of common stock owned directly and indirectly by Mr. Granoff's wife, as well as 1,000 shares of preferred stock and 1,000 warrants directly owned by her as to which he disclaims beneficial ownership. Includes 30,000 options for the purchase of 30,000 shares of common stock, par value $.0001, which options are exercisable immediately and expire five years from the date of grant, and 3,300 warrants which are exercisable within 60 days for the purchase of 3,300 shares of common stock, which warrants expire April, 2007. Also includes 16,900 shares owned by The Granoff Family Foundation, a charitable foundation for which Mr. Granoff and his mother and brother are trustees. Also includes 261 shares held by GCG Associates Inc., a corporation controlled by Mr. Granoff. Also includes 77,584 shares of common stock, as well as 500 shares of preferred stock and 500 warrants owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff. Also includes 10,000 shares of common stock, as well as 1,000 shares of preferred stock and 1,000 warrants owned by J & H Associates Ltd PTS., a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff.

      This amendment is being filed to reflect Mr. Granoff's gifts of an aggregate of 3,000 shares to two charitable organizations and a family member not living with him.